
Mail Stop 3720

April 10, 2007

Mr. James B. Wiegand
President
Rosewind Corporation
16200 WCR 18E
Loveland, CO 80537

       Re: Rosewind Corporation
             Amendment No. 2 to Registration Statement on Form SB-2
             Filed March 30, 2007
             File No. 333-139933

Dear Mr. Wiegand:

       We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7 and Description of Business, page 19

1.   We note your added disclosure in response to prior comment 9. However, your added disclosure implying that you have not yet investigated any licensing or certification requirements appears inconsistent with your disclosure under "Government Regulation" on page 21 which indicates that you "are not subject to governmental regulation beyond the documentation of [your] vessel and registration of its radio." Please clarify whether you are subject to governmental regulation and, if so, how you intend on complying.

<u>Management's Discussion and Analysis or Plan of Operations, page 24</u>

2.   We note your supplemental responses to prior comment 10. Revise your "plan of operations" subsection to include your supplemental responses.

<u>Exhibits</u>

3.   File a legality opinion covering the shares being sold in the offering.

*   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at 202-551-3810, with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director